AMERISTOCK MUTUAL FUND, INC.

1320 Harbor Bay Parkway, Suite 145, Alemeda, CA 94502

December 12, 2012

Dear Shareholder:

Ameristock Mutual Fund, Inc. recently sent you information regarding a Special Meeting of the Fund to ask you to vote on an important proposal affecting the Fund. The Special Meeting convened on December 12, 2012, but is now adjourned to December 27, 2012. The Special Meeting will reconvene on December 27, 2012 at the offices of Reed Smith LLP at: 101 Second Street, Suite 1800, San Francisco, CA 94105-3659 at 11:00 AM Pacific Time. Shares represented by each valid proxy received in time for the reconvened Special Meeting will be voted as specified thereon at the Special Meeting.

Detailed information about the Special Meeting and the proposal can be found in the Proxy Statement/Prospectus, a copy of which was previously sent to you. For your convenience, a proxy card has been enclosed with this letter. Should you have any questions regarding the proposal, please call 1 (800) 443-5182.

The Fund’S records indicate that you have NOT YET voteD.

please take a moment now to cast your vote so that your shares may be represented at the Special Meeting.

Because this matter is extremely important for the Fund, we will continue to contact shareholders who have not voted their shares.

Thank you for your participation and your investment with the Fund.

Voting is easy and takes only a few moments:

1.	Vote by Phone. Simply dial toll-free 1 (800) 331-5908. Representatives are available Monday through Friday between the hours of 9:00 a.m. and 10:00 p.m. eastern time.

2.	Vote via the Internet. You may vote by logging onto www.proxyonline.us and entering your control number found on the enclosed proxy card.

3.	Vote by Mail. You may vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.